April 30, 2012

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984) Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on February 10, 2012 regarding Post-Effective Amendment No. 124 to the Registration Statement on Form N-1A for the American Beacon Mid-Cap Value Fund and the American Beacon High Yield Bond Fund, each a series of the American Beacon Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on December 29, 2011.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

American Beacon Mid-Cap Value Fund

1.	Please move the “expense recoupment” line item in the Fee Table to directly below the “other expenses” line item.

The Registrant has revised the Fee Table to reflect updated expenses. The Registrant has removed the expense recoupment line item in the Fee Table since this line item is no longer applicable.

2.
Under “Principal Investment Strategies” for American Beacon Mid-Cap Value Fund, it is disclosed that “[u]nder normal market conditions, at least 80% of the Fund’s net assets (plus the amount of any borrowing for investment purposes) are

Securities and Exchange Commission
April 30, 2012

invested in equity securities of middle market capitalization U.S. companies.  These companies have market capitalizations similar to the market capitalizations of the companies in the Russell Midcap Index at the time of investment.”  Please: (a) explain what it means to have market capitalizations that are “similar” to the market capitalizations of companies in the Russell Midcap Index; and (b) modify the definition of what the Fund considers to be a middle market capitalization company.

(a)           The Registrant has revised the disclosure under “Principal Investment Strategies” for American Beacon Mid-Cap Value Fund to delete the word “similar”.  The revised disclosure reads as follows: “[t]hese companies have market capitalizations within the market capitalization range of the companies in the Russell Midcap Index at the time of investment.”

(b)           As of December 31, 2011, the market capitalization of the companies in the Russell Midcap Index ranged from $36 million to $20.4 billion.  The Fund has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities of middle market capitalization U.S. companies.  The Registrant discloses that it considers middle market capitalization companies to have market capitalizations within the market capitalization of companies in the Russell Midcap Index at the time of purchase. This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other mid-cap mutual funds rely on the Russell Midcap Index to assist in defining the universe of medium market capitalization companies.  These funds include, but are not limited to: Nuveen Mid Cap Growth Opportunities Fund, a series of Nuveen Strategy Funds, Inc.; Mid Cap Growth Fund, a series of VALIC Company II; Prudential Mid-Cap Value Fund, a series of The Prudential Investment Portfolios, Inc.; Geneva Mid Cap Growth Fund, a series of Highmark Funds; and JP Morgan Intrepid Mid Cap Fund, a series of J.P. Morgan

Securities and Exchange Commission
April 30, 2012

Fleming Mutual Funds Group, Inc. The Funds have adopted a definition in accordance with SEC and Staff guidance. Accordingly, the Registrant respectfully declines this comment.

American Beacon High Yield Bond Fund

3.	Please provide whether the Fund principally invests in small capitalization or mid capitalization companies as part of the Fund’s investments in equity securities.

The Fund may principally invest in small capitalization or mid capitalization companies as part of the Fund’s investment in equity securities.

4.	If the Fund invests in small capitalization and mid capitalization companies, please include a small capitalization and mid capitalization risk factor, if applicable, as a principal risk.

The Fund may invest in small capitalization and mid capitalization companies and has therefore revised the Principal Risks section to include small capitalization and mid capitalization companies risk.

5.
High portfolio turnover risk is included as a principal risk of the Fund but there is not a reference to a related investment strategy in the principal investment strategies section.  Please conform the principal investment strategies section with the principal risks section with respect to high portfolio turnover risk.

High portfolio turnover risk was included as one of the principal risks of the Fund last year due to the Fund’s high portfolio turnover rate.  The Fund also had a high portfolio turnover rate during the Fund’s most recent fiscal year.  Therefore, the Registrant has retained high portfolio turnover risk as a principal risk of the Fund.

6.
Under “Principal Risks” of the Fund, the disclosure under “prepayment and extension risk” states that the Fund invests in asset backed and mortgage backed securities.  However, there is no parallel mention in the Fund’s “Principal Investment Strategies” section of investments in asset backed and mortgage backed securities.  If applicable, please conform the principal investment strategies section with the principal risks section with respect to asset backed and mortgage backed securities.  Otherwise, please delete the reference to asset backed and mortgage backed securities under prepayment and extension risk.

The Registrant has deleted prepayment and extension risk under Principal Risks of the Fund because investing in asset backed and mortgage backed securities is not a principal investment strategy of the Fund.

Securities and Exchange Commission
April 30, 2012

Both Funds

7.	Please provide a completed fee and expense table for the Fund when available.

The Registrant confirms that it provided a completed fee table via SEC correspondence on February 24, 2012.

8.	If there is no expense waiver and reimbursement for any classes of the Fund, please delete the expense waiver and reimbursement line in the fee table.

The Registrant confirms that the expense waiver and reimbursement line item in the fee table is applicable.

9.	Please confirm that the contractual expense arrangement will be filed as an exhibit in the Fund’s Rule 485(b) filing.

The Registrant confirms that the contractual expense arrangement was filed as an exhibit in the Fund’s Rule 485(b) filing.

10.
Please state supplementally whether derivatives will be used for purposes of the 80% test for the Fund.  If so, please also provide how the derivatives will be valued and confirm that the notional value is not used.

The Registrant confirms that derivatives will not be used for purposes of the 80% test.

11.	Under “Principal Risks” in the Fund Summary section, please delete “Investment Risk” if such risk disclosure is not applicable pursuant to Form N-1A.

The Registrant confirms that the above captioned risk disclosure is required pursuant to Item 4(b)(1)(iii) under Form N-1A, which requires disclosure that an investment in a fund is not insured by the Federal Deposit Insurance Corporation if a fund is “advised by or sold through an insured depository institution.”  Title 1000, Section 3 of the Federal Deposit Insurance Act (“Act”) defines “depository institution” as “any bank,” which is defined as any “national bank” or “state bank.”  Under the Act, a “state bank” includes “any bank, banking association, trust company, savings bank, [or] industrial bank . . . .”  Pursuant to the selling arrangements that are in place for the Fund, the Fund may be sold by various financial intermediaries through the trust department of any bank or through other trust companies.  Accordingly, the Registrant has retained “Investment Risk” in the Fund’s prospectus pursuant to Item 4(b)(1)(iii) of Form N-1A.

Securities and Exchange Commission
April 30, 2012

12.	Please provide a completed bar chart and performance table when available.

The Registrant confirms that it provided a completed fee table via SEC correspondence on February 24, 2012.

13.	Please revise the order of Form N-1A, Item 9 disclosure in the prospectus so that all Form N-1A, Item 9 disclosure is located in one place.

The Registrant confirms that Form N-1A, Item 9 disclosure is located together in the prospectus.  The disclosure found under “Additional Information About the Management of the Fund” refers to the multi-manager strategy used by the Fund, which helps the Fund achieve its investment objective.  Notwithstanding the above, General Instruction C.3.(a) of Form N-1A requires that the disclosure satisfying Items 2 through 8 be presented in numerical order at the front of the prospectus.  Disclosure satisfying Item 9 would fall under Rule 421(a) of the Securities Act of 1933, as amended, which provides that information in a prospectus need not follow the order of the items or other requirements in the form.

14.
Under “Additional Information About the Funds”, please identify and distinguish between the principal investment strategies and risks and the non-principal investment strategies and risks that apply to the Fund.

Pursuant to Item 4 of Form N-1A, the Registrant has identified the principal investment strategies and risks of the Fund in the Fund Summary, under the “Principal Investment Strategies” and “Principal Risks” sections.  In this regard, the Registrant notes that the first sentence of the section titled “Additional Information About the Fund” states that the section provides a discussion of the Funds’ “principal strategies and risks.”

15.
Please consider revising the heading “Additional Information About Risks” on page 20 of the Prospectus to read “Additional Information About Principal Risks” to provide a clearer and better description.

The Registrant has revised the heading to read “Additional Information About Principal Risks”.

*           *           *           *

Securities and Exchange Commission
April 30, 2012

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Rosemary Behan
John Okray
American Beacon Advisors, Inc.